UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K/A

(Amendment No. 1 to Form 6-K filed on January 15, 2021)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Suite 202, 5626 Larch Street

Vancouver BC  Canada V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Tanzanian Gold Corporation (the “Company”) is filing this Amendment No. 1 to Form 6-K/A (“Amendment”) to its Report of Foreign Issuer pursuant to Rules 13a-16 and 15d-16 (“Form 6-K”), as filed with the Securities and Exchange Commission (“SEC”) on January 15, 2021 (“Original Filing Date”) to respond to certain comments raise by the British Columbia Securities Commission during their review of the Company’s management’s discussion and analysis for the quarter ended November 30, 2020 as filed on Sedar.  This Amendment is refiling Exhibit 99.2, Management’s Discussion and Analysis in its entirety.

In addition, the Company is making certain disclosure of contracts entered into by the Company with certain executive directors subsequent to November 30, 2020.  This Amendment should be read in conjunction with the Form 6-K, speaks as of the Original Filing Date, does not reflect events that may have occurred subsequent to the Original Filing Date, and does not modify or update any disclosure made in the Form 6-K unless otherwise amended in this Amendment.

Employment Contracts.

Employment Agreement with Stephen Mullowney

We entered into an employment agreement with Mr. Mullowney on December 1, 2020, that governs the terms of his employment with us as Chief Executive Officer. During the term of the agreement, which is an indefinite term subject to the termination provisions set forth therein, Mr. Mullowney is entitled to an annual base salary of $500,000.  In addition, Mr. Mullowney is entitled to (A) a one-time signing cash bonus of $200,000; (B) stock bonuses in an amount equal to (i) common shares equal to $500,000 paid out over 12 months; (ii) ,on the first anniversary date, the greater of (1) 500,000 common shares or (2) common shares equal to $500,000; (iii) ,on the second anniversary date, the greater of (1) 1,000,000 common shares or (2) common shares equal to $1,000,0000, provided that 80% (800,000 common shares or $800,000) of such issuance shall be guaranteed, and 20% (200,000 common shares or $200,000) shall be subject to the achievement by the Company of certain financial milestones to be determined by the board and Mr. Mullowney; and (iv) ,on the third anniversary, date the greater of (1) 1,000,000 common shares or (2) common shares equal to $1,000,0000, provided that 80% (800,000 common shares or $800,000) of such issuance shall be guaranteed, and 20% (200,000 common shares or $200,000) shall be subject to the achievement by the Company of certain financial milestones to be determined by the board and Mr. Mullowney (Sections (B)(i) through (B)(iv) “Minimum Stock Bonuses” with such Minimum Stock Bonuses to be paid out over 12 months after the anniversary date or date of determination); (C) a target of 100% of his base salary based on prescribed written performance objectives agreed to between Mr. Mullowney and the board (“Performance Bonus”); and (D) an annual grant of Restricted Share Units, Performance Share Units and/or Stock Options at an aggregate target of 200% of his base salary based on goals predetermined by the Mr. Mullowney and the board, and after taking into consideration prior stock issuances.

Mr. Mullowney also has the right to participate in the health insurance, vacation and other employee benefit plans and programs generally provided by us to our executive employees in effect from time to time.

Potential Payments upon Termination and Change in Control

We may terminate Mr. Mullowney’s employment for cause for any conduct that would constitute just cause for dismissal as recognized by law.  In the event of termination for cause, Mr. Mullowney would entitled to receive any amounts which may be due and remaining unpaid as of the date of termination of employment in respect of his base salary, declared but unpaid performance bonus, benefits, vacation pay and expenses properly accrued (“Accrued Entitlements”), plus the minimum amount of working notice or payment of his then regular wages in lieu of working notice prescribed by the Employment Standards Act, 2000 (Ontario), as may be amended from time to time (the "ESA"), plus statutory severance pay, if any, prescribed by the ESA and any other benefits, payments and entitlements, without duplication, which are prescribed by the ESA as minimally owed to Mr. Mullowney.  We may terminate Mr. Mullowney's employment if he is guilty under the ESA of misconduct (currently defined as willful misconduct, disobedience or willful neglect of duty that is not trivial and has not been condoned by the Company), without any statutory severance pay, or any other compensation or entitlements either by way of anticipated earnings or damages of any kind, except for the Mr. Mullowney's Accrued Entitlements and unless otherwise required by the ESA.  Upon six (6) weeks’ notice,  Mr. Mullowney may resign at which time Mr. Mullowney will be provided his Accrued Entitlements together with (a) benefits continuation for an additional 18 months from the effective date of termination; and (b) pro-rata target Performance Bonus to the date of termination.  Finally, subject to the Change In Control discussion below, we may terminate Mr. Mullowney’s employment without cause, or Mr. Mullowney may resign for Good Reason (as defined in the employment agreement) at any time, whereupon we will provide Mr. Mullowney: (A) a lump sum payment equivalent to the applicable multiplier (which ranges from 1.0 to 2.5)  times the base salary; (B)  a lump sum payment equivalent to the applicable multiplier (which ranges from 1 to 2.5)  times the greater of: (i) the average of the Performance Bonus paid in the preceding two (2) years to the date of termination; or (ii) the target Performance Bonus; (C) Accrued Entitlements; (D) continued benefits of up to 24 months; (E) an annual common share issuance having a fair market value of $500,000 on each October 15 (the “Severance Stock”) until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value (measured as the time of each issuance) of the Minimum Stock Bonuses  plus the Severance Stock issuances equals $3,000,000 (the “Stock Maximum”). Notwithstanding the foregoing, the parties agree that the minimum deemed price of any Severance Stock issuance will be $0.20; (F) a certain percentage (ranging from 0% to 100%) of the Options, RSUs and PSUs that are unvested as of the date of termination shall vest; and (G) any other minimum entitlement set forth in the ESA.

In the event we terminate Mr. Mullowney’s employment without cause following a Change of Control Transaction (as defined in the Employment Agreement) or Mr. Mullowney  resigns for Good Reason (as defined in the Employment Agreement) within twenty-four (24) months immediately following a Change of Control Transaction, Mr. Mullowney shall be entitled to the following compensation and benefits: (A) a lump sum payment equivalent to 36 months of Base Salary; (B) a lump sum payment equivalent to three times the greater of: (i) the average of the Performance Bonus paid in the preceding two years; or (ii) the Performance Bonus: (C) pro rata target Performance Bonus for the partial year worked up to the date of termination; (D) Accrued Entitlements through to the date of termination; (E) benefits continuation for an additional 36 months' from the date of termination; (F) all Minimum Stock Bonuses that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; (G) all Options, RSUs and PSUs shall immediately vest on the date of termination; and (H) any other minimum entitlement set forth in the ESA.

The foregoing payments are subject to Mr. Mullowney entering into an agreement releasing all claims against us.

Employment Agreement with Andrew Cheatle

We entered into an employment agreement with Mr. Cheatle effective February 1, 2021, that governs the terms of his employment with us as Chief Operating Officer. During the term of the agreement, which is an indefinite term subject to the termination provisions set forth therein, Mr. Cheatle is entitled to an annual base salary of $375,000.  In addition, Mr. Cheatle is entitled to (A) a one-time signing cash bonus of $150,000; (B) stock bonuses in an amount equal to (i) common shares equal to $375,000 paid out over 12 months; (ii) ,on the first anniversary date, the greater of (1) 375,000 common shares or (2) common shares equal to $375,000; (iii) ,on the second anniversary date, the greater of (1) 750,000 common shares or (2) common shares equal to $750,0000, provided that 80% (600,000 common shares or $600,000) of such issuance shall be guaranteed, and 20% (150,000 common shares or $150,000) shall be subject to the achievement by the Company of certain financial milestones to be determined by the board and Mr. Cheatle; and (iv) ,on the third anniversary, date the greater of (1) 750,000 common shares or (2) common shares equal to $750,0000, provided that 80% (600,000 common shares or $600,000) of such issuance shall be guaranteed, and 20% (150,000 common shares or $150,000) shall be subject to the achievement by the Company of certain financial milestones to be determined by the board and Mr. Cheatle (Sections (B)(i) through (B)(iv) “Minimum Stock Bonuses” with such Minimum Stock Bonuses to be paid out over 12 months after the anniversary date of date of determination); (C) a target of 100% of his base salary based on prescribed written performance objectives agreed to between Mr. Cheatle and the board (“Performance Bonus”); and (D) an annual grant of Restricted Share Units, Performance Share Units and/or Stock Options at an aggregate target of 200% of his base salary based on goals predetermined by the Mr. Cheatle  and the board, and after taking into consideration prior share issuances.

Mr. Cheatle also has the right to participate in the health insurance, vacation and other employee benefit plans and programs generally provided by us to our executive employees in effect from time to time.

Potential Payments upon Termination and Change in Control

We may terminate Mr. Cheatle’s employment for cause for any conduct that would constitute just cause for dismissal as recognized by law.  In the event of termination for cause, Mr. Cheatle would entitled to receive any amounts which may be due and remaining unpaid as of the date of termination of employment in respect of his base salary, declared but unpaid performance bonus, benefits, vacation pay and expenses properly accrued (“Accrued Entitlements”), plus the minimum amount of working notice or payment of his then regular wages in lieu of working notice prescribed by the Employment Standards Act, 2000 (Ontario), as may be amended from time to time (the "ESA"), plus statutory severance pay, if any, prescribed by the ESA and any other benefits, payments and entitlements, without duplication, which are prescribed by the ESA as minimally owed to Mr. Mullowney.  We may terminate Mr. Cheatle's employment if he is guilty under the ESA of misconduct (currently defined as willful misconduct, disobedience or willful neglect of duty that is not trivial and has not been condoned by the Company), without any statutory severance pay, or any other compensation or entitlements either by way of anticipated earnings or damages of any kind, except for the Mr. Cheatle's Accrued Entitlements and unless otherwise required by the ESA.  Upon six (6) weeks’ notice,  Mr. Cheatle may resign at which time Mr. Cheatle will be provided his Accrued Entitlements together with (a) benefits continuation for an additional 18 months from the effective date of termination; and (b) pro-rata target Performance Bonus to the date of termination.  Finally, subject to the Change In Control discussion below, we may terminate Mr. Cheatle’s employment without cause, or Mr. Cheatle may resign for Good Reason (as defined in the employment agreement) at any time, whereupon we will provide Mr. Cheatle:

(A) a lump sum payment equivalent to the applicable multiplier (which ranges from 1.0 to 2.0)  times the base salary; (B)  a lump sum payment equivalent to the applicable multiplier (which ranges from 1.0 to 2.0)  times the greater of: (i) the average of the Performance Bonus paid in the preceding two years to the date of termination; or (ii) the target Performance Bonus; (C) Accrued Entitlements; (D) continued benefits of up to 24 months; (E) an annual common share issuance having a fair market value of $375,000 on each February 1 (the “Severance Stock”) until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value (measured as the time of each issuance) of the Minimum Stock Bonuses  plus the Severance Stock issuances equals $2,250,000 (the “Stock Maximum”). Notwithstanding the foregoing, the parties agree that the minimum deemed price of any Severance Stock issuance will be $0.20; (F) a certain percentage (ranging from 0% to 100%) of the Options, RSUs and PSUs that are unvested as of the date of termination shall vest; and (G) any other minimum entitlement set forth in the ESA.

In the event we terminate Mr. Cheatle’s employment without cause following a Change of Control Transaction (as defined in the Employment Agreement) or Mr. Cheatle resigns for Good Reason (as defined in the Employment Agreement) within twenty-four months immediately following a Change of Control Transaction, Mr. Cheatle shall be entitled to the following compensation and benefits: (A) a lump sum payment equivalent to 24 months of Base Salary; (B) a lump sum payment equivalent to two times the greater of: (i) the average of the Performance Bonus paid in the preceding two years; or (ii) the Performance Bonus: (C) pro rata target Performance Bonus for the partial year worked up to the date of termination; (D) Accrued Entitlements through to the date of termination; (E) benefits continuation for an additional 24 months' from the date of termination; (F)  all Minimum Stock Bonuses that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; (G) all Options, RSUs and PSUs shall immediately vest on the date of termination; and (H) any other minimum entitlement set forth in the ESA.

The foregoing payments are subject to Mr. Cheatle entering into an agreement releasing all claims against us.

Exhibits

The following exhibits are filed as part of this Form 6-K/A:

Exhibit  Description

99.2Management’s Discussion & Analysis for the three months ended November 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/ Stephen Mullowney

Stephen Mullowney

Chief Executive Officer

Date: February 8, 2021